

August 29, 2012

Via E-mail
Mr. Scott A. Musil
Chief Financial Officer
First Industrial Realty Trust, Inc.
311 S. Wacker Drive, Suite 3900
Chicago, IL 60606

      **Re: First Industrial Realty Trust, Inc. and First Industrial, L.P. (the
      "Registrants")
      Form 10-K for the fiscal year ended December 31, 2011 for the Registrants
      Filed February 29, 2012 for each of the Registrants
      File Nos. 1-13102 and 333-21873, respectively**

Dear Mr. Musil:

      We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filings, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendments to your filings and the information you provide in response to these comments, we may have additional comments.

Form 10-K of First Industrial Realty Trust, Inc. for the fiscal year ended December 31, 2011

Item 2. Properties, pages 15 to 20

1. In future periodic filings, please expand your disclosure of your leasing activities for the most recent period, including a discussion of the volume of new or renewed leases, average rents or yields on new and renewed leases, the relationship between new rents and old rents on released space and, where applicable, average tenant improvement costs, leasing commissions and tenant concessions. To the extent you have material lease expirations in the next year, please include trend disclosure regarding the relationship of

rents on expiring leases to market rents. Finally, please apply this comment to the Form 10-K of your operating partnership.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 28

2. It appears that properties that are included in the "same store" pool in one year could be moved to the "redeveloped" pool in later years if they no longer have an occupancy of 90% (i.e. are no longer stabilized). Please confirm our understanding. In future periodic filings, when applicable, please briefly describe the amount of properties removed from the same store pool because they are designated as "redevelopments" and briefly describe the reasons for the change in designation. Additionally, apply this comment to the Form 10-K of your operating partnership.

Supplemental Earnings Measure, page 41

3. Please tell us whether management considers net operating income a key performance indicator.

Financial Statements

Investment in Real Estate and Depreciation, page 65

4. Please expand your discussion of development costs by discussing the types of indirect costs associated with development and construction in more detail. Additionally, please disclose the amount of soft costs such as interest and payroll expenditures capitalized for all periods presented with a narrative discussion of significant fluctuations. Reference is made to paragraphs 835-20-25-2 and 3 and 970-340-25-8 of the Financial Accounting Standards Codification. Finally, please apply this comment to the Form 10-K of your operating partnership.

Investment in Real Estate

Impairment Charges, pages 72 to 73

5. Please provide to us you calculation of the gain on reversal of impairment charge that resulted upon the determination that the assets no longer qualified for held for sale classification. In addition, please cite the authoritative literature relied upon to record this reversal.

We urge all who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Howard Efron, Staff Accountant, at (202) 551-3439 or me at (202) 551-3629 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Kevin Woody

Kevin Woody
Branch Chief